UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY and QUALIFICATION

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE

PURSUANT TO SECTION 305(b)(2)

LASALLE BANK NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

36-0884183

(I.R.S. Employer

Identification No.)

135 South LaSalle Street, Chicago, Illinois 60603

(Address of principal executive offices) (Zip Code)

Willie J. Miller, Jr.

Group Senior Vice President

Chief Legal Officer and Secretary

Telephone: (312) 904-2018

135 South LaSalle Street, Suite 925

Chicago, Illinois 60603

(Name, address and telephone number of agent for service)

Accredited Mortgage Loan Trust

(Exact name of obligor as specified in its charter)

California	33-0426859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15090 Avenue of Science San Diego, CA	92128
(Address of principal executive offices)	(Zip Code)

Accredited Mortgage Loan Trust

Asset-Backed Notes

(Title of the indenture securities)

ITEM 1.	GENERAL INFORMATION*

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

1.	Comptroller of the Currency, Washington D.C.

2.	Federal Deposit Insurance Corporation, Washington, D.C.

3.	The Board of Governors of the Federal Reserve Systems, Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

ITEM 2.	AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each such affiliation.

Not Applicable

ITEM 3.	VOTING SECURITIES OF THE TRUSTEE

Furnish the following information as to each class of voting securities of the trustee: As of (insert date within 31 days).

Not Applicable

ITEM 4.	TRUSEESHIPS UNDER OTHER INDENTURES

If the Trustee is a trustee under another indenture under which any other securities, of certificates or interest of participation in any other securities, of the obligor are outstanding, furnish the following information:

(a)	Title of the securities outstanding under each such other indenture

(b)	A brief statement of the facts relied upon on basis for the claim that no conflicting interest within the meaning of Section 310 (b) (1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

Not Applicable

ITEM 5.	INTERLOCKING DIRECTORATES AND SIMILAR RELATIONSHIPS WITH THE OBLIGOR OR UNDERWRITERS.

If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any connection and state the nature of such condition.

Not Applicable

ITEM 6.	VOTING SECURITIES OF THE TRUSTEE OWNED BY THE OBLIGOR OR ITS OFFICIALS.

Furnish the following information as to the voting securities of trustee owned beneficially by the obligor and each director, partner and executive officer of the obligor:

As of                      (Insert Date within 31 days).

Not Applicable

ITEM 7.	VOTING SECURITIES OF THE TRUSTEE OWNED BY UNDERWRITERS OR THEIR OFFICALS.

Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of such underwriter:

As of                      (Insert date within 31 days).

Not Applicable

ITEM 8.	SECURITIES OF THE OBLIGOR OWNED OR HELD BY THE TRUSTEE.

Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:

As of                      (Insert date within 31 days).

Not Applicable

ITEM 9.	SECURITIES OF UNDERWRITERS OWNED OR HELD BY THE TRUSTEE.

If the trustee owned beneficially or holds as collateral security for obligations in default any securities on an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:

As of                      (Insert date within 31 days).

Not Applicable

ITEM 10.	OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF VOTING SECURITIES OF CERTAIN AFFILIATES OR SECURITY HOLDERS OF THE OBLIGOR.

If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:

As of                      (Insert date within 31 days).

Not Applicable

ITEM 11.	OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF ANY SECURITIES OF A PERSON OWNING 50 PERCENT OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR.

If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person an of which are so owned or held by the trustee:

As of                      (Insert date within 31 days).

Not Applicable

ITEM 12.	INDEBTEDNESS OF THE OBLIGOR TO THE TRUSTEE

Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:

As of                      (Insert date within 31 days).

Not Applicable

ITEM 13.	DEFAULTS BY THE OBLIGOR.

(a)	State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

(b)	If the trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

Not Applicable

ITEM 14.	AFFILIATIONS WITH THE UNDERWRITERS.

If any underwriter is an affiliate of the trustee, describe each such affiliation

Not Applicable

ITEM 15.	FOREIGN TRUSTEE.

Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified under the act.

Not Applicable

ITEM 16.	LIST OF EXHIBITS.

List below all exhibits filed as part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of LaSalle Bank National Association now in effect. (incorporated herein by reference to Exhibit 1 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

2.	A copy of the certificate of authority to commence business (incorporated herein by reference to Exhibit 2 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

3.	A copy of the authorization to exercise corporate trust powers (incorporated herein by reference to Exhibit 3 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

4.	A copy of the existing By-Laws of LaSalle Bank National Association

5.	Not applicable.

6.	The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939 (incorporated herein by reference to Exhibit 6 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.	Not applicable.

9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, LaSalle Bank National Association, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois, on the 10th day of August, 2005.

LASALLE BANK NATIONAL ASSOCIATION

By:	/s/ Rita C. Lopez
Rita C. Lopez
Assistant Vice President